SECURITIES 09056474)N
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53217

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Star Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16610 Dallas Parkway, Suite 2200
(No. and Street)

Dallas	Texas	75248
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph D. Hansen — 469-964-2675
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/11

OATH OR AFFIRMATION

I, Joseph Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First Star Securities Corporation**, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

REYMUNDO S. TREVINO III
Notary Public
STATE OF TEXAS
My Comm. Exp. Sept. 21, 2010

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **NONE**
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
First Star Securities Corporation

We have audited the accompanying statement of financial condition of First Star Securities Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Star Securities Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder CPA

BRAD A. KINDER, CPA

Irving, Texas
February 19, 2009

FIRST STAR SECURITIES CORPORATION
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 11,812
Certificates of deposit	8,437
Commissions receivable	694
Property and equipment, net	985
TOTAL ASSETS	$ 21,928
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 4,708
Stockholders' Equity	
Common stock, no par value, 10,000,000 authorized,	53,226
Additional paid in capital	185,000
Accumulated deficit	(221,006)
TOTAL STOCKHOLDERS' EQUITY	17,220
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 21,928

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Income
Year Ended December 31, 2008

Revenue	
Securities commissions	$ 5,479
Private placement commissions	53,750
Interest income	588
Other income	732
TOTAL REVENUE	60,549
Expenses	
Commissions	34,400
Salaries and payroll taxes	132,525
Management fees	23,424
Office Expenses	4,777
Continuing education	2,356
Depreciation	1,277
Insurance	2,879
Communications	4,782
Professional fees	21,079
Regulatory fees and expenses	9,653
Travel	2,992
Other expenses	3,728
TOTAL EXPENSES	243,872
Net Loss	$ (186,502)

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2008

	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balances at December 31, 2007	897,170	$ 53,226	$ -	$ (34,504)	$ 18,722
Additional Capital contributed			185,000		185,000
Net loss	-	-		(186,502)	(186,502)
Balances at December 31, 2008	$ 897,170	$ 53,226	$ 185,000	$ (221,006)	$ 17,220

See notes to financial statements.

FIRST STAR SECURITIES CORPORATION
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (186,502)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	1,277
Change in assets and liabilities:	
Decrease in certificates of deposit	5,411
Decrease in foreign certificate of deposit	1,472
Decrease in commissions receivable	240
Increase in accounts payable and accrued expenses	4,708
Net cash used in operating activities	(173,394)
Cash flows from financing activities:	
Additional capital contributed	185,000
Net increase in cash	11,606
Cash at beginning of year	206
Cash at end of year	$ 11,812

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Four Star Securities Corporation, dba First Star Securities Corporation (Company) was incorporated in the state of Texas in February of 2001.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a mutual fund retailer, whose customers are individuals primarily located in Texas, and is a private placement firm, whose customers are primarily other domestic broker/dealers.

Significant Accounting Policies:

The Company operates pursuant to section (k)(1) exemptive provision of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, limits its securities business to the distribution of mutual funds and private placements. Under these exemptive provisions, the Computation of Determination of Reserve Requirement and Information Relating to the Possession and Control Requirements are not required.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, certificates of deposit, receivables, accounts payable and accrued expenses are short-term in nature and accordingly are recorded at fair value or amounts that approximate fair value

<u>Property and Equipment</u>

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from five to seven years.

<u>Income Taxes</u>

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholders.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Securities commissions and the related commission revenue and expense are recorded on a trade date basis.

Private Placements

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $16,193 and $5,000, respectively. The Company's net capital ratio was .29 to 1.

Note 3 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 11,394
Furniture and fixtures	781
	12,175
Accumulated depreciation	(11,190)
	$ 985

Depreciation expense for the year was $1,277.

Note 4 - Related Party Transactions/Concentration of Revenues

The Company earned $53,750 or 100% of its private placement commissions from the sale of interests in a limited liability company which is a related party of the Company.

The Company paid two shareholders $23,424 as management fees during the year.

Note 5 - Commitments

The former majority shareholder entered into a Stock Purchase Agreement and Agreement Among Shareholders with two new shareholders, in February 2008 and April 2008, respectively. As part of the agreements, a commitment in the form of a guaranteed dividend is payable to the former majority shareholder in the amount of $150,000, representing a senior claim to dividends. The Company cannot sell or transfer stock, or issue additional stock until the former majority shareholder has received dividends totaling $150,000. The Company will declare and pay such dividends, in a range of 40% to 70% of net operating income, until the guaranteed dividend amount is reached. The balance of the guaranteed dividend and one times the former majority shareholder's previous annual salary, up to $35,000, becomes due and payable in the event the former majority shareholder is terminated without cause or resigns for good reason; otherwise the dividend is payable at such time the Company declares dividends from net operating income. No dividends have been declared or paid as of December 31, 2008.

The former majority shareholder entered into an employment agreement beginning April 2008 and continuing for a two year period. The employment agreement requires the Company to compensate the former majority shareholder at an hourly rate of $60 per hour of work performed. Compensation under this agreement for 2008 was $17,550, and is reflected in salaries in the accompanying statement of income.

The Company also entered into another employment agreement with an employee of the Company in April 2008 and continuing for a two year period. The employment agreement requires the Company to compensate the employee $5,000 a month. The total commitment for this employment agreement for 2009 and 2010 is $60,000 and $20,000, respectively. The employee is entitled to a guaranteed bonus of $2,400 per year payable at the end of the contract anniversary. Included in accounts payable and accrued expenses is $1400 of this guaranteed bonus.

Schedule I

FIRST STAR SECURITIES CORPORATION
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2008

Total stockholders' equity qualified for net capital	$ 17,220
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	985
Total deductions and/or charges	985
Net capital before haircuts	16,235
Haircuts on securities:	
Certificates of deposit	42
Net Capital	$ 16,193
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 4,708
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 11,193
Ratio of aggregate indebtedness to net capital	.29 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as filed by First Star Securities Corporation on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First Star Securities Corporation

In planning and performing our audit of the financial statements of First Star Securities Corporation (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder CPA

BRAD A. KINDER, CPA

Irving, Texas
February 19, 2009